Exhibit 99.1
Mynd.ai Announces Change to American Depositary Share Ratio
Alpharetta, GA., November 6, 2026 – Mynd.ai, Inc. (NYSE American: MYND) (“Mynd” or the “Company”), a global provider of interactive technology and AI solutions for education and commercial customers, today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one ADS representing ten (10) ordinary shares to a new ratio of one ADS representing seventy-five (75) ordinary shares. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-7.5 reverse ADS split.
The ADS ratio change is expected to become effective on or about December 7, 2027 (U.S. Eastern Time), subject to completion of the applicable procedures with the Company’s depositary, Citibank, N.A. (the “Depositary”), and other relevant parties. The ADSs will continue to trade on the NYSE American under the symbol “MYND,” with a new CUSIP number of 628988206.
Following the effectiveness of the change, each ADS will represent seventy-five (75) ordinary shares of the Company, compared with ten (10) ordinary shares previously. The ordinary shares of the Company will not be affected by the change in the ADS ratio, and no ordinary shares will be issued or cancelled in connection with it.
The exchange of every seven and one-half (7.5) then-held ADSs for one new ADS is expected to occur automatically on the effective date, with the then-held ADSs being cancelled and new ADSs issued by the Depositary. Fractional new ADSs will not be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary, and the net cash proceeds from the sale, after deduction of applicable fees, taxes and expenses, will be distributed to the applicable ADS holders in accordance with the terms of the deposit agreement.
ADS holders are not required to take any action. ADSs held in brokerage accounts will be adjusted automatically, and holders of certificated ADSs will receive instructions from the Depositary. The Company will pay the Depositary’s fees and charges in connection with the surrender, cancellation, exchange, and issuance of ADSs effected as part of the ADS ratio change. ADS holders should consult their brokers, banks, or other financial intermediaries for information regarding the treatment of their holdings in connection with the ratio change.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements. Actual results may differ materially from those expressed or implied by such statements due to risks, uncertainties, and other factors described in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by law.
About Mynd.ai, Inc.
Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces in over 125 countries. Our global distribution network of more than 1,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers. Learn more at www.mynd.ai.

Contact Information
For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai

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